UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Green Earth Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

39303R102

(CUSIP Number)

Michael J.W. Rennock

Steptoe & Johnson LLP

1114 Avenue of the Americas

New York NY 10036

(212) 506-3900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39303R102

1.	Names of Reporting Persons. Douglas Von Allmen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,066,184

	8.	Shared Voting Power 41,844,844

	9.	Sole Dispositive Power 6,066,184

	10.	Shared Dispositive Power 41,844,844

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,911,028

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person IN

CUSIP No. 39303R102

1.	Names of Reporting Persons. Linda Von Allmen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41,844,844

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41,844,844

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,844,844

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person IN

CUSIP No. 39303R102

1.	Names of Reporting Persons. D&L Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,844,844

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,844,844

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,844,844

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person PN

CUSIP No. 39303R102

1.	Names of Reporting Persons. D&L Management Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,844,844

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,844,844

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,844,844

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person CO

Item 1.     Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Green Earth Technologies, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 1136 Celebration Boulevard, Celebration, Florida 34747.  This Amendment No. 2 amends and restates in its entirety Items 3 and 5, of Amendment No. 1 to Schedule 13D, filed April 6, 2017 , amending Schedule 13D originally filed on December 29, 2016.

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

On the date of this Schedule 13D, the Reporting Persons are the beneficial owners of a total of 41,844,844 shares of Common Stock of the Issuer.  Of such 41,844,844 shares of Common Stock owned by the Reporting Persons, (i) 19,992,706 shares of Common Stock were acquired by the Reporting Persons upon the conversion of interest amounts due under the “Debentures” (as defined and described below); (ii) 5,079,411 shares of Common Stock are issuable upon the exercise in full of the “Warrants” (as described below); and (iii) 16,772,727 shares of Common Stock are issuable upon the exercise in full of the conversion of the principal amounts due under the Debentures.  The source of the funds (excluding fees and expenses) used by the Reporting Persons was personal funds of Mr. Von Allmen and Mrs. Von Allmen.

On the date of this Schedule 13D, Mr. Von Allmen is the beneficial owner of a total of 6,066,184 shares of Common Stock of the Issuer.  Of such 6,066,184 shares of Common Stock owned by Mr. Von Allmen, (i) 5,100,130 shares of Common stock were acquired by Mr. Von Allmen in September 2014 when FWD, LLC purchased the shares from Techtronics Industries North America Inc.; (ii) 327,165 shares of Common stock were acquired by Mr. Von Allmen upon the conversion of interest amounts due under the “FWD Debenture” (as defined and described below); (iii) 555,556 shares of Common Stock are issuable to Mr. Von Allmen upon the exercise in full of the conversion of the principal amounts due under the FWD Debenture; and (iv) 83,333 shares of Common Stock are issuable to Mr. Von Allmen upon the full exercise of the “FWD Warrant”  (as defined and described below).  The source of the funds (excluding fees and expenses) used by Mr. Von Allmen was personal funds of Mr. Von Allmen.

Warrants

On October 4, 2012, the Issuer issued to D&L Partners a warrant, which is exercisable immediately and entitles D&L Partners to purchase up to 2,941,176 shares of Common Stock at an exercise price of $0.21 per share, subject to certain anti-dilution and other customary adjustments provided under the warrant.  The warrant expires on December 31, 2017.

On March 28, 2013, the Issuer issued to D&L Partners a warrant, which is exercisable immediately and entitles D&L Partners to purchase up to 1,838,235 shares of Common Stock at an exercise price of $0.21 per share, subject to certain anti-dilution and other customary adjustments provided under the warrant.  The warrant expires on March 31, 2018.

On May 14, 2014, the Issuer issued to D&L Partners a warrant, which is exercisable immediately and entitles D&L Partners to purchase up to 175,000 shares of Common Stock at an exercise price of $0.21 per share, subject to certain anti-dilution and other customary adjustments provided under the warrant.  The warrant expires on March 31, 2019.

On December 31, 2014, the Issuer issued to D&L Partners a Warrant, which is exercisable immediately and entitles D&L Partners to purchase up to 125,000 shares of Common Stock at an exercise price of $0.21 per share, subject to certain anti-dilution and other customary adjustments provided under the warrant.  The warrant expires on March 31, 2019.

Secured Convertible Debentures

D&L Partners holds: (i) a 6% secured convertible debenture issued by Issuer on October 2, 2012, in an original principal amount of $1,000,000, with an conversion price of $0.17 and a maturity date of March 31, 2018; (ii) a 6% secured convertible debenture issued by Issuer on March 28, 2013, in an original principal amount of

$625,000, with a conversion price of $0.17 and a maturity date of March 31, 2018; (iii) a 6% secured convertible debenture issued by Issuer on March 11, 2015, in an original principal amount of $50,000, with a conversion price of $0.06 and a maturity date of March 31, 2018; and (iv) a 6% secured convertible debenture issued by Issuer on May 14, 2015, in an original principal amount of $70,000, with a conversion price of $0.06 and a maturity date of March 31, 2018 (cumulatively, the “Debentures”).  Each of the Debentures is subject to certain anti-dilution and other customary adjustments provided under the documents.

On December 31, 2012, the Reporting Persons acquired 75,506 shares of common stock of the Issuer upon payment in kind for $14,667.00 in interest on the Debentures.  This portion of the Debentures was exchanged at a rate of $0.194 per share of Common Stock of the Issuer.

On March 31, 2013, the Reporting Persons acquired 117,349 shares of common stock of the Issuer upon payment in kind for $23,229.00 in interest on the Debentures.  This portion of the Debentures was exchanged at a rate of $0.198 per share of Common Stock of the Issuer.

On June 30, 2013, the Reporting Persons acquired 172,228 shares of common stock of the Issuer upon payment in kind for $24,645.84 in interest on the Debentures.  This portion of the Debentures was exchanged at a rate of $0.143 per share of Common Stock of the Issuer.

On September 30, 2013, the Reporting Persons acquired 176,714 shares of common stock of the Issuer upon payment in kind for $24,916.68 in interest on the Debentures.  This portion of the Debentures was exchanged at a rate of $0.141 per share of Common Stock of the Issuer.

On December 31, 2013, the Reporting Persons acquired 350,939 shares of common stock of the Issuer upon payment in kind for $24,916.68 in interest on the Debentures.  This portion of the Debentures was exchanged at a rate of $0.071 per share of Common Stock of the Issuer.

On March 31, 2014, the Reporting Persons acquired 195,000 shares of common stock of the Issuer upon payment in kind for $24,374.99 in interest on the Debentures.  This portion of the Debenture was exchanged at a rate of $0.125 per share of Common Stock of the Issuer.

On June 30, 2014, the Reporting Persons acquired 308,073 shares of common stock of the Issuer upon payment in kind for $24,645.83 in interest on the Debentures.  This portion of the Debenture was exchanged at a rate of $0.080 per share of Common Stock of the Issuer.

On September 30, 2014, the Reporting Persons acquired 380,407 shares of common stock of the Issuer upon payment in kind for $24,916.67 in interest on the Debentures.  This portion of the Debenture was exchanged at a rate of $0.066 per share of Common Stock of the Issuer.

On December 31, 2014, the Reporting Persons acquired 579,457 shares of common stock of the Issuer upon payment in kind for $24,916.67 in interest on the Debentures.  This portion of the Debentures was exchanged at a rate of $0.043 per share of Common Stock of the Issuer.

On March 31, 2015, the Reporting Persons acquired 348,227 shares of common stock of the Issuer upon payment in kind for $24,550.00 in interest on the Debentures.  This portion of the Debentures was exchanged at a rate of $0.070 per share of Common Stock of the Issuer.

On June 30, 2015, the Reporting Persons acquired 476,193 shares of common stock of the Issuer upon payment in kind for $25,952.50 in interest of the Debentures.  This portion of the Debentures was exchanged at a rate of $0.054 per share of Common Stock of the Issuer.

On September 30, 2015, the Reporting Persons acquired 1,337,834 shares of common stock of the Issuer upon payment in kind for $26,756.67 in interest of the Debentures.  This portion of the Debentures was exchanged at a rate of $0.020 per share of Common Stock of the Issuer.

On December 31, 2015, the Reporting Persons acquired 2,229,722 shares of common stock of the Issuer upon payment in kind for $26,756.67 in interest of the Debentures.  This portion of the Debentures was exchanged at a rate of $0.012 per share of Common Stock of the Issuer.

On March 31, 2016, the Reporting Persons acquired 1,392,938 shares of common stock of the Issuer upon payment in kind for $26,465.83 in interest of the Debentures.  This portion of the Debentures was exchanged at a rate of $0.019 per share of Common Stock of the Issuer.

On June 30, 2016, the Reporting Persons acquired 1,825,229 shares of common stock of the Issuer upon payment in kind for $26,465.83 in interest of the Debentures.  This portion of the Debentures was exchanged at a rate of $0.015 per share of Common Stock of the Issuer.

On September 30, 2016, the Reporting Persons acquired 2,432,425 shares of common stock of the Issuer upon payment in kind for $26,756.67 in interest of the Debentures.  This portion of the Debentures was exchanged at a rate of $0.011 per share of Common Stock of the Issuer.

On December 31, 2016, the Reporting Persons acquired 2,330,382 shares of common stock of the Issuer upon payment in kind for $23,303.82 in interest of the Debentures.  This portion of the Debentures was exchanged at a rate of $0.01 per share of Common Stock of the Issuer.

On March 31, 2017, the Reporting Persons acquired 2,617,500 shares of common stock of the Issuer upon payment in kind for $26,175.00 in interest of the Debentures.  This portion of the Debentures was exchanged at a rate of $0.01 per share of Common Stock of the Issuer.

On July 19, 2017, the Reporting Persons acquired 2,646,583 shares of common stock of the Issuer upon payment in kind for $26,465.83 in interest of the Debentures.  This portion of the Debentures was exchanged at a rate of $0.01 per share of Common Stock of the Issuer.

FWD Transactions

On March 20, 2015, FWD, LLC entered into an agreement with Techtronics Industries North America Inc. to purchase 30,600,778 shares of Common Stock of the Issuer from Techtronics Industries North America Inc.  Upon the closing of the transaction, 5,100,130 shares of Common Stock of the Issuer were distributed directly to Mr. Von Allmen.

On March 10, 2015, the Issuer issued to FWD, LLC a warrant, which is exercisable immediately and entitles FWD, LLC to purchase up to 250,000 shares of Common Stock at an exercise price of $0.21 per share, subject to certain anti-dilution and other customary adjustments provided under the warrant (the “FWD Warrant”).  The warrant expires on March 31, 2019.  Mr. Von Allmen is entitled to 83,333 shares of the Common Stock issuable upon the full exercise of the FWD Warrant.

FWD, LLC holds a 6% secured convertible debenture issued by Issuer on March 10, 2015, in an original principal amount of $100,000, with a conversion price of $0.06 and a maturity date of March 31, 2018 (the “FWD Debenture”).  The FWD Debenture is subject to certain anti-dilution and other customary adjustments provided under the documents.  Mr. Von Allmen is entitled to 555,556 shares of the Common Stock issuable upon the exercise in full of the conversion of the principal amounts due under the FWD Debenture.

On March 31, 2015, FWD, LLC acquired 5,201 shares of common stock of the Issuer upon payment in kind for $366.67 in interest on the FWD Debenture.  This portion of the FWD Debenture was exchanged at a rate of $0.070 per share of Common Stock of the Issuer.  Mr. Von Allmen beneficially owns 1,734 of these shares.

On June 30, 2015, FWD, LLC acquired 27,829 shares of common stock of the Issuer upon payment in kind for $1,516.67 in interest of the FWD Debenture.  This portion of the FWD Debenture was exchanged at a rate of $0.054 per share of Common Stock of the Issuer.  Mr. Von Allmen beneficially owns 9,276 of these shares.

On September 30, 2015, FWD, LLC acquired 76,667 shares of common stock of the Issuer upon payment in kind for $1,533.33 in interest of the FWD Debenture.  This portion of the FWD Debenture was exchanged at a rate of $0.020 per share of Common Stock of the Issuer.  Mr. Von Allmen beneficially owns 25,556 of these shares.

On December 31, 2015, FWD, LLC acquired 127,778 shares of common stock of the Issuer upon payment in kind for $1,533.33 in interest of the FWD Debenture.  This portion of the FWD Debenture was exchanged at a rate of $0.012 per share of Common Stock of the Issuer.  Mr. Von Allmen beneficially owns 42,593 of these shares.

On March 31, 2016, FWD, LLC acquired 79,825 shares of common stock of the Issuer upon payment in kind for $1,516.67 in interest of the FWD Debenture.  This portion of the FWD Debenture was exchanged at a rate of $0.019 per share of Common Stock of the Issuer.  Mr. Von Allmen beneficially owns 26,608 of these shares.

On June 30, 2016, FWD, LLC acquired 104,598 shares of common stock of the Issuer upon payment in kind for $1,516.67 in interest of the FWD Debenture.  This portion of the FWD Debenture was exchanged at a rate of $0.015 per share of Common Stock of the Issuer.  Mr. Von Allmen beneficially owns 34,866 of these shares.

On September 30, 2016, FWD, LLC acquired 104,598 shares of common stock of the Issuer upon payment in kind for $1,516.67 in interest of the FWD Debenture.  This portion of the FWD Debenture was exchanged at a rate of $0.015 per share of Common Stock of the Issuer.  Mr. Von Allmen beneficially owns 34,866 of these shares.

On December 31, 2016, FWD, LLC acquired 153,333 shares of common stock of the Issuer upon payment in kind for $1,533.33 in interest of the FWD Debenture.  This portion of the FWD Debenture was exchanged at a rate of $0.01 per share of Common Stock of the Issuer.  Mr. Von Allmen beneficially owns 51,111 of these shares.

On March 31, 2017, FWD, LLC acquired 150,000 shares of common stock of the Issuer upon payment in kind for $1,500 in interest of the FWD Debenture.  This portion of the FWD Debenture was exchanged at a rate of $0.01 per share of Common Stock of the Issuer.  Mr. Von Allmen beneficially owns 50,000 of these shares.

On July 19, 2017, FWD, LLC acquired 151,667 shares of common stock of the Issuer upon payment in kind for $1,516.67 in interest of the FWD Debenture.  This portion of the FWD Debenture was exchanged at a rate of $0.01 per share of Common Stock of the Issuer.  Mr. Von Allmen beneficially owns 50,556 of these shares.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

At the date of this filing, the Mrs. Von Allmen, D&L Partners and D&L Management are the beneficial owners of 41,844,844 shares of Common Stock of the Issuer, constituting approximately 10.1% of the outstanding Common Stock based on 414,630,774 shares of Common Stock outstanding as of July 19, 2017.

At the date of this filing, Mr. Von Allmen is the beneficial owner of 47,911,028 shares of Common Stock of the Issuer, constituting approximately 11.6% of the outstanding Common Stock based on 414,630,774 shares of Common Stock outstanding as of July 19, 2017.

Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, the calculation of the number of shares of Common Stock outstanding does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons.

Mr. Von Allmen and Mrs. Von Allmen have shared power, and D&L Partners and D&L Management each have sole power, to vote or direct the vote of and to dispose or direct the disposition of the 41,844,844 shares of Common Stock held by D&L Partners.  Mr. Von Allmen has the sole power to vote or direct the vote of and to dispose or direct the disposition of 5,100,130 shares of Common Stock of the Issuer held by Mr. Von Allmen.  Mr. Von Allmen has the sole power to vote or direct the vote of and to dispose or direct the disposition of 966,054 shares of Common Stock of the Issuer held by FWD, LLC.

The Reporting Persons have not effected any transactions in the Issuer’s securities during the sixty (60) days preceding the filing of this Schedule 13D.  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2017

D&L Partners, L.P.
D&L Management Corp.

/s/ Douglas Von Allmen
Douglas Von Allmen

/s/ Linda Von Allmen
Linda Von Allmen